UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025.

Commission File Number 001-38755

Suzano S.A.

(Exact name of registrant as specified in its charter)

SUZANO INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report and exhibits are incorporated by reference into the Registration Statement on Form F-3 of Suzano S.A. (No. 333- 286881) and Suzano Netherlands B.V. (No. 333- 286881-02), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 4.1 — Base Indenture, dated September 10, 2025
Exhibit 4.2 — First Supplemental Indenture, dated September 10, 2025
Exhibit 4.3 — Form of Global Notes (included in Exhibit 4.2)
Exhibit 5.1 — Opinion of Machado, Meyer, Sendacz e Opice Advogados, dated September 10, 2025
Exhibit 5.2 — Opinion of Norton Rose Fulbright LLP, dated September 10, 2025
Exhibit 5.3 — Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated September 10, 2025

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2025

SUZANO S.A.

By:	/s/ Marcos Moreno Chagas Assumpção
	Name:	Marcos Moreno Chagas Assumpção
	Title:	Executive Vice-President of Finance and Investor Relations

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